                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16

                     OF THE SECURITIES EXCHANGE ACT OF 1934


                           For the Month of April 2002

                            PARADIGM GEOPHYSICAL LTD.
                           --------------------------
                 (Translation of Registrant's Name into English)

   Shenkar Street 9, Gav Yam Center No.3, P.O.B. 2061 Herzlia B, Israel 46120
   --------------------------------------------------------------------------
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F    X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes          No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

      Attached to the Registrant's Form 6-K for the month of April 2002 and incorporated by reference herein is the Registrant's news release dated April 30, 2002.

SIGNATURE


      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          PARADIGM GEOPHYSICAL LTD.
                                          (Registrant)



                                          By:   /s/ Jonathan Keller
                                                Jonathan Keller
                                                Company Secretary

Dated:  30 April, 2002

[PARADIGM LOGO]


               PARADIGM GEOPHYSICAL REPORTS FIRST QUARTER RESULTS

                           -- REVENUE $16.9 MILLION --
                         -- EPS $0.03 BEFORE CHARGES --


NEW YORK, APRIL 30, 2002: Paradigm Geophysical (NASDAQ:PGEO) today announced its first quarter results for the period ending March 31, 2002.

HIGHLIGHTS

- TOTAL REVENUES FOR THE QUARTER reached $16.9 million, a 3 percent decrease over the same quarter 2001.

- EPS FOR THE QUARTER before restructuring charges were $0.03, and - -$0.02 after restructuring charges, compared to $0.05 for the same quarter 2001.

- RESTRUCTURING CHARGES of $0.8 million in this quarter resulted from the continuing implementation of the previously announced restructuring program.

- EBITDA for the quarter was $2.8 million, before restructuring charges, a 20 percent decrease over the first quarter 2001.

- CASH FLOW PER SHARE for the quarter was $0.11, a 49 percent decline compared to $0.21 for the same quarter 2001.


MANAGEMENT COMMENTS

Eldad Weiss, Chairman and CEO, stated, "The results this quarter show that we have been able to maintain our market presence in spite of the overall weakness of the oil field services sector. Our restructuring program has resulted in a 10 percent decrease in our cost structure from fourth quarter 2001 levels. Restructuring programs, especially on the scale that we have undertaken, are often disruptive to operations. We are therefore especially pleased with our revenue performance this quarter."

"Our development program continues to deliver new enhancements to our products and services. We expect this to position the company for growth as industry conditions improve.

SUMMARY KEY RESULTS AND COMPARATORS

                               ----------------------------
                                      First Quarter
                               ----------------------------------------------
                                    2002      2001       %       Q4 `01     %
                                                       Change             Change
                                                       Q1'02              Q1'02
                                                        over               over
                                                       Q1'01              Q4'01
                               -------------------------------------------------
     (US$ per share)
EPS:
  Pro forma before
  restructuring charges              $0.03    $0.05      -36%    $0.06     -46%
  After restructuring charges       -$0.02    $0.05     -147%    $0.02    -217%
CFPS                                 $0.11    $0.21      -49%    $0.15     -29%
--------------------------------------------------------------------------------
     (US$ million)
Revenue                              $16.9    $17.5       -3%    $19.0     -11%
Operating Income:
  Pro forma before
  restructuring charges               $0.8    $ 1.0      -18%    $ 1.2     -31%
  After restructuring charges         $0.0    $ 1.0     -100%    $ 0.7    -100%
Net Income:
  Pro forma before
  restructuring charges               $0.5    $ 0.8      -36%    $ 0.9     -47%
  After restructuring charges        -$0.3    $ 0.8     -146%    $ 0.3    -216%


Mr. Weiss continued, "We reiterate our previously issued EPS guidance in the range of $0.33 to $0.42 for the year. We expect the EPS for the second quarter, given current expectations of continuing market sluggishness, to be in the range of $0.03 to $0.05."

DETAILED RESULTS

PRODUCT REVENUES: Sales in the quarter were satisfactory, given an industry environment in which capital budget expenditures by our customers did not reach expected levels.

SERVICES REVENUES: Service revenues increased by 9% over both first quarter 2001 and fourth quarter 2001 levels. Restructuring is enabling the company to utilize its world- wide assets more efficiently. As a result, we expect anticipated softness in the North American market to be offset by increased demand for our service businesses in others parts of the world.

                                 ---------------------------
                                       First Quarter
                                 ----------------------------------------------
                                   2002       2001       %     Q4`01        %
                                                     Change             Change
                                                      Q1'02              Q1'02
                                                       over               over
                                                      Q1'01              Q4'01
                                 ----------------------------------------------
         (US$ million)
Product Revenues                    $11.3    $12.4      -9%    $13.9      -19%
Service Revenues                    $ 5.6    $ 5.2       9%    $ 5.2        8%
Operating Expenses
  Before restructuring charges      $16.1    $16.5      -3%    $17.8      -10%
  After restructuring charges       $16.9    $16.5       2%    $18.3       -8%
Cash Flow                           $ 1.6    $ 3.2     -51%    $ 2.3      -31%
EBITDA
  Before restructuring charges      $ 2.8    $ 3.5     -20%    $ 3.2      -14%
  After restructuring charges       $ 1.9    $ 3.5     -44%    $ 2.7      -29%

OPERATING EXPENSES: Operating expenses before restructuring charges were $16.1 million, a 10 percent decrease over the fourth quarter 2001. This highlights the effectiveness of our ongoing restructuring program, and gives us confidence in our projections for our bottom-line performance over the remainder of the year.

ABOUT PARADIGM

Paradigm Geophysical provides information solutions to the leaders of the oil and gas industry worldwide. The company delivers technical software solutions and product-driven services to companies involved in the exploration and production of oil and gas and to oilfield service companies. The company has about 500 professionals focused on the needs of the oil and gas industry, with a global network of sales, user support and services, through 21 offices in 18 countries, serving all major oil- and gas-producing provinces in the world.

Paradigm Geophysical(R) is a registered trademark of Paradigm Geophysical Ltd. The Paradigm logo is a trademark of Paradigm Geophysical Ltd.

Recent press announcements are available on Paradigm's web site:
www.paradigmgeo.com.

Safe Harbor statement:

Certain statements contained in this press release are forward-looking in nature. These statements can be identified by the use of forward-looking terminology such as "'believes," "expects," "may," "will," "could", "should," or "anticipates" or the negative thereof or comparable terminology, or by discussions of strategy. The company's business and operations are subject to a variety of risks, and uncertainties and other factors. Consequently, actual results may materially differ from those projected stated by any forward-looking statements. Such risks, uncertainties and other factors that could cause actual results to differ from those projected include, but are not limited to, the following: (1) political risk and uncertainty in the global economy and within the energy sector, (2) regional conflicts in oil producing countries, (3) future capital expenditures by oil and gas companies, (4) fluctuations and absolute levels of international oil prices, (5) the need for increased Company investment to support new product and new service introductions, (6) the company's ability to raise needed additional capital, (7) rapid technological changes that could make the company's products less desirable or obsolete, (8) market acceptance of the Company's products and services, (9) changes in product sales mix, (10) product transitions by the Company and its competitors, (11) the impact of competitive products and pricing, (12) currency fluctuations. These as well as other risks and uncertainties, are discussed in greater detail in the Company's filings with the Securities and Exchange Commission, including its most recent 20-F filed on June 29, 2001, its 2000 Annual Report and its regular Quarterly Reports. The company makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.

For more information please contact:

PARADIGM GEOPHYSICAL LTD.
Investor Relations
Phone: +972-9-970-9306
Fax: +972-9-970-9319
Email:  ir@paradigmgeo.com

THE RUTH GROUP
Denise Roche
Phone: +1-646-546-7008
Fax: +1-646-536-7100
Email: droche@theruthgroup.com

                                  PARADIGM GEOPHYSICAL LTD. AND ITS SUBSIDIARIES


CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


                                                DECEMBER 31,    MARCH 31,
                                                   2001           2002
                                                   ----           ----
                                                  AUDITED       UNAUDITED
                                                  -------       ---------
    ASSETS

CURRENT ASSETS:
Cash and cash equivalents                        $11,755         $12,289
Trade receivables                                 28,306          28,522
Accrued income                                     5,451           5,187
Other receivables and prepaid expenses             5,686           5,270
                                                 -------         -------
Total current assets                              51,198          51,268
                                                 -------         -------
SEVERANCE PAY FUNDS                                1,525           1,526
                                                 -------         -------
PROPERTY AND EQUIPMENT, NET                       15,902          15,992
                                                 -------         -------
OTHER ASSETS, NET                                 30,561          30,286
                                                 -------         -------
                                                 $99,186         $99,072
                                                 =======         =======

                                  PARADIGM GEOPHYSICAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


                                                     DECEMBER 31,    MARCH 31,
                                                        2001           2002
                                                        ----           ----
                                                      AUDITED       UNAUDITED
                                                      -------       ---------
    LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank loans                                 $ 5,500        $ 5,300
Current maturities of long-term bank loans              1,278          2,000
Current maturities of capital lease obligations           260            132
Trade payables                                          3,555          2,463
Other payables and accrued expenses                    12,835         11,659
Note payable                                            6,318          6,278
Deferred revenues                                       3,810          6,777
                                                      -------        -------
Total current liabilities                              33,556         34,609
                                                      -------        -------
LONG TERM LIABILITIES:
Long-term bank loans, net of current maturities         5,099          4,600
Convertible note                                        8,000          8,000
Other lease obligations                                   288            276
Accrued severance pay                                   2,907          2,475
Deferred income tax liability                             261            256
                                                      -------        -------
Total long-term liabilities                            16,555         15,607
                                                      -------        -------
TOTAL SHAREHOLDERS' EQUITY                             49,075         48,856
                                                      -------        -------
                                                      $99,186        $99,072
                                                      =======        =======

                                  PARADIGM GEOPHYSICAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS

                                              YEAR ENDED       THREE MONTHS ENDED
                                             DECEMBER 31,           MARCH 31,
                                                 2001           2001          2002
                                                 ----           ----          ----
                                               AUDITED              UNAUDITED
                                               -------              ---------
Revenues:
 Products                                     $ 50,765       $ 12,355      $ 11,270
 Services                                       22,001          5,167         5,637
                                              --------       --------      --------
                                                72,766         17,522        16,907
                                              --------       --------      --------
Operating expenses:
 Cost of products                               10,592          2,682         2,440
 Cost of services                                9,793          1,937         2,523
 Research and development                       14,623*)        3,846*)       3,499
 Sales and marketing, general and               25,074*)        5,592*)       5,687
administrative

 Depreciation                                    5,589          1,501         1,336
 Amortization of intangible assets               3,214            957           597
  Restructuring charges                            540              -           828
                                              --------       --------      --------
Total operating expenses                        69,425         16,515        16,910
                                              --------       --------      --------
Operating income (loss)                          3,341          1,007            (3)
Financial expenses, net                           (642)          (148)         (140)
                                              --------       --------      --------
Income (loss) before taxes on income             2,699            859          (143)
Taxes on income                                   (569)          (108)         (206)
                                              --------       --------      --------
Net income (loss)                             $  2,130       $    751      $   (349)
                                              ========       ========      ========
Basic and diluted net earnings (loss) per
share                                         $   0.14       $   0.05      $  (0.02)
                                              ========       ========      ========
Number of shares used in computing
 basic net earnings per share                   14,817         14,692        14,892
                                              ========       ========      ========
Number of shares used in computing
 diluted net earnings per share                 15,124         14,842        14,892
                                              ========       ========      ========


*) Reclassified.